SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

MSP Recovery, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

553745100

(CUSIP Number)

David J. Armstrong, Esq.

General Counsel

Cano Health, Inc.

9725 NW 117th Avenue

Miami, Florida 33178

Tel: (855) 226-6633

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 553745100

1	NAMES OF REPORTING PERSONS Cano Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,268,962
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,268,962
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,268,962
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

The 5,268,962 shares of Class A common stock of MSP Recovery, Inc. (the “Issuer”) reported herein represents 3.8% of the Issuer’s total issued and outstanding voting shares. (See Item 5 of the Schedule 13D.)

2

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Shares”), of MSP Recovery, Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by Cano Health, Inc., a Delaware corporation (the “Reporting Person”), with the Securities and Exchange Commission (“SEC”) on July 17, 2023, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 12, 2024, as amended by Amendment No. 2 to the Schedule 13D filed with the SEC on January 24, 2024, as amended by Amendment No. 3 to the Schedule 13D filed with the SEC on January 31, 2024, as amended by Amendment No. 4 to the Schedule 13D filed with the SEC on February 6, 2024 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) The percentage of beneficial ownership of the Class A Shares reported in this Schedule 13D assumes 14,803,125 Class A Shares outstanding as of February 2, 2024, based on information set forth in the Form S-1/A filed by the Issuer on February 9, 2024 (the “Form S-1/A”).

As of February 12, 2024, the aggregate number and percentage of Class A Shares beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and are incorporated herein by reference.

As of February 12, 2024, Cano Health, LLC, an indirect subsidiary of the Reporting Person, directly owns the 5,268,962 Class A Shares reported herein representing approximately 35.6% of the Class A Shares outstanding.

The 5,268,962 Class A Shares beneficially owned by the Reporting Person represent approximately 3.8% of the Issuer’s total outstanding voting shares. The Reporting Person’s voting power percentage assumes an aggregate of 138,870,623 shares of Issuer voting stock outstanding, consisting of (x) 14,803,125 Class A Shares outstanding as of February 2, 2024, based on information set forth in the Form S-1/A, and (y) 124,067,498 shares of the Issuer’s Class V common stock, par value $0.0001 per share (the “Class V Shares”) outstanding as of February 2, 2024, based on information set forth in the Form S-1/A. The Class A Shares and Class V Shares each are entitled to one vote per share on matters submitted to a vote of the Issuer’s stockholders.

Any beneficial ownership of Class A Shares by a Covered Person is set forth on Annex A attached hereto.

(c) Except as described in this Schedule 13D or in Annex B attached hereto, the Reporting Person has not effected any transactions in the Issuer’s Class A Shares since the filing of Amendment No. 4 to the Schedule 13D on February 6, 2024 through February 12, 2024.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

CANO HEALTH, INC.

By:	/s/ David J. Armstrong
Name: David J. Armstrong
Title: General Counsel

ANNEX B

Trading History Since the Filing of Amendment No. 4 to Schedule 13D on February 6, 2024 through February 12, 2024

Trade Date	Common Shares Purchased/(Sold)	Weighted Average Price Per Share	Name of Entity
2/06/2024	65,945	$0.8173	Cano Health, LLC
2/07/2024	80,757	$0.7608	Cano Health, LLC
2/08/2024	42,419	$0.7782	Cano Health, LLC
2/09/2024	59,737	$0.7885	Cano Health, LLC
2/12/2024	22,767	$0.7689	Cano Health, LLC

The above transactions were effected in the open market.